UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39131

Liminal BioSciences Inc.

(Exact name of registrant as specified in its charter)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

+1 450 781 0115

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

Effective September 26, 2023, the Registrant and Structured Alpha LP (“SALP”) completed a court-approved statutory plan of arrangement under the Canada Business Corporations Act pursuant to which Structured Alpha LP acquired all of the issued and outstanding shares of the Registrant not previously owned by SALP or its affiliates and associates.

Pursuant to the requirements of the Securities Exchange Act of 1934, Liminal BioSciences Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Liminal BioSciences Inc.

Date: October 6, 2023	By:	/s/ Bruce Pritchard
Name: Bruce Pritchard
Title: Chief Executive Officer